Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2023 Financial Results

AMSTERDAM, the Netherlands, February 15, 2024 -- Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe's largest internet businesses, today announced its unaudited financial results for the fourth quarter ended December 31, 2023.

Q4 and FY 2023 Financial and Operational Highlights1,2

In RUB millions		Three months ended December 31			Twelve months ended December 31
		2022	2023	Change	2022	2023	Change
	Total Revenues	164,778	249,586	51%	521,699	800,125	53%
	Total Adjusted EBITDA	17,173	32,903	92%	64,140	96,970	51%
Total Group	Total Adjusted EBITDA margin, %	10.4%	13.2%	2.8 pp	12.3%	12.1%	-0.2 pp
	Net income/(loss)	7,055	(6,322)	n/m	47,615	21,775	-54%
	Adjusted Net Income	747	11,829	n/m	10,765	27,411	155%
	Share of Russian search market, %	62.6%	63.8%	1.2 pp	61.9%	63.4%	1.5 pp
	Search share on Android, %	62.0%	63.5%	1.5 pp	61.4%	63.0%	1.6 pp
	Search share on iOS, %	48.0%	51.2%	3.2 pp	47.6%	49.9%	2.3 pp
Search and	Revenues	69,859	101,111	45%	226,022	337,514	49%
Portal	Ex-TAC revenues	56,434	80,962	43%	186,455	274,946	47%
	Adjusted EBITDA	36,866	50,205	36%	120,503	172,950	44%
	Adjusted EBITDA margin, %	52.8%	49.7%	-3.1 pp	53.3%	51.2%	-2.1 pp
	Revenues	85,874	130,087	51%	261,246	420,753	61%
E-Commerce, Mobility	GMV of Mobility[3]	218,427	326,977	50%	762,848	1,104,874	45%
and Delivery	GMV of E-commerce[4]	112,098	163,918	46%	307,711	503,385	64%
	GMV of other O2O services[5]	66,660	104,103	56%	192,130	330,566	72%
	Total Adjusted EBITDA loss	(10,542)	(2,209)	n/m	(19,644)	(23,611)	20%
Plus and Entertainment Services	Yandex Plus subscribers, MM	19.3	30.4	58%	19.3	30.4	58%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 89.6883 to $1.00, the official exchange rate quoted as of December 31, 2023 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(4) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats and Delivery grocery service (delivered and paid for), including VAT.

(5) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery and Yandex Fuel services, the value of orders delivered through the Yandex Eats and Delivery food delivery services, Lavka Israel, and several other smaller O2O experiments, including VAT.

Financial outlook

Given that uncertainty concerning future geopolitical developments and the macro environment remains high, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking expectations at this stage. We aim to remain transparent about the current performance.

Corporate and Subsequent Events

●	On February 5, 2024, Yandex N.V. announced that it has entered into a definitive agreement with a purchaser consortium to sell all of the Yandex group’s businesses in Russia and certain international markets. The businesses being sold represented more than 95% of the group’s consolidated revenues in 2023, and approximately 95% of the group’s consolidated assets and employees.

The total consideration for the sale will be RUB 475 billion (approximately USD 5.2 billion as at the date of the announcement), subject to adjustments and payable in a combination of cash and Class A shares of Yandex N.V. where at least 50% of the consideration will be payable in cash. The consideration value reflects a mandatory discount of at least 50% to “fair value”, as currently imposed as a condition to the required approval by the Government Commission for the sale of Russian assets by parent companies that are incorporated in countries considered by the Russian government to be “unfriendly”, including the Netherlands. A portion of the net cash consideration (after adjustments, applicable taxes and other expenses) will be retained to finance the development of certain retained international businesses, with a substantial proportion of such net proceeds to be returned to our shareholders, which we currently expect to be by way of a share repurchase offer.

The transaction has been unanimously approved by the Board of Directors of Yandex N.V. and remains subject to certain conditions precedent, including receipt of required regulatory approvals and our shareholder approval, including a separate approval of our Class A shareholders. Our Extraordinary General Meeting and Class A Meeting are scheduled on March 7, 2024. It is expected that the initial closing pursuant to the transaction will take place in the first half of 2024.

Following the completion of the transaction Yandex N.V. will retain a portfolio of international businesses and other non-Russian assets, including four early-stage technology businesses: (i) Nebius AI, (ii) Toloka AI, (iii) Avride, and (iv) TripleTen. Upon completion of the proposed transaction, we intend to publish pro forma financial information for the Company and the retained businesses, giving effect to the divestment.

●	Neither Yandex N.V. nor any of its group companies is a target of sanctions in the United States, European Union, Switzerland or United Kingdom, and the Yandex group is not owned or controlled by any persons who have been designated under such sanctions. In July 2023, our “Yandex Pay” subsidiary was designated in Canada; such designation does not apply to Yandex N.V. or its other group companies or operations. Yandex continues to closely monitor developments in this regard.

Impact of the current geopolitical crisis

Ongoing geopolitical tensions and their impact on the Russian and global economy have created a challenging environment for our business, team and shareholders.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in volatility of the ruble, including significant devaluation, currency controls, increased interest rates and inflation, and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses and suppliers from the Russian market. In addition, laws or regulations may be adopted that may adversely affect our non-Russian shareholders and the value of the shares they hold in our company. We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed on April 20, 2023.

We continue to provide services to our users and partners with no interruptions. We are taking appropriate measures to consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in the development of our key businesses and services. We are closely monitoring sanctions and export control developments as well as the macroeconomic climate and consumer sentiment in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our almost 26,400 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and twelve months ended December 31, 2022 and 2023:

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Revenues	164,778	249,586	51%	521,699	800,125	53%
Ex-TAC revenues	152,791	231,242	51%	487,007	743,366	53%
Income from operations	6,127	2,913	-52%	13,236	28,461	115%
Adjusted EBITDA	17,173	32,903	92%	64,140	96,970	51%
Net income/(loss)	7,055	(6,322)	n/m	47,615	21,775	-54%
Adjusted net income	747	11,829	n/m	10,765	27,411	155%

Our segment disclosure is provided in the Segment financial results section below.

Cash and cash equivalents as of December 31, 2023:

●	RUB 96.5 billion ($1,076.2 million) on a consolidated basis.

Segment financial results

Search & Portal

Our Search and Portal segment includes Search, Geo, Weather and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 63.8% in Q4 2023, up 1.2 pp from 62.6% in Q4 2022 and 62.6% in Q3 2023, according to Yandex Radar
●	Search share on Android in Russia was 63.5% in Q4 2023, up 1.5 pp from 62.0% in Q4 2022 and 62.5% in Q3 2023, according to Yandex Radar
●	Search share on iOS in Russia was 51.2% in Q4 2023, up 3.2 pp from 48.0% in Q4 2022 and 49.8% in Q3 2023, according to Yandex Radar
●	Mobile search traffic was 69.5% of our total search traffic in Q4 2023. Mobile revenues represented 62.5% of our search revenues in Q4 2023

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Revenues	69,859	101,111	45%	226,022	337,514	49%
Ex-TAC revenues	56,434	80,962	43%	186,455	274,946	47%
Adjusted EBITDA	36,866	50,205	36%	120,503	172,950	44%
Adjusted EBITDA margin	52.8%	49.7%	-3.1 pp	53.3%	51.2%	-2.1 pp

Revenues increased by 45% and Ex-TAC revenues grew by 43% year-on-year in Q4 2023. This growth was mainly driven by the strong performance of our core search business and the Yandex Advertising Network underpinned by our ongoing investments in the development and efficiency improvements to our ad-products and technologies, as well as the expansion of advertising inventory.

Adjusted EBITDA margin came to 49.7% in Q4 2023 compared with 52.8% in Q4 2022. The year-on-year margin dynamic mainly reflects our investments in new products and technologies (including our generative neural networks) and related increase in personnel and marketing costs, as well as the low base effect in 2022 on the back of the cost optimization.

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional O2O businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA, Yandex Drive, our car-sharing business, and scooters; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and the grocery delivery services of Yandex Eats and Delivery (acquired in September 2022 and previously known as Delivery Club); and (iii) our other O2O businesses, including Yandex Delivery, our middle and last-mile delivery service; Yandex Eats and Delivery, our ready-to-eat delivery from restaurants services; Lavka Israel, our hyperlocal convenience store delivery service; and Yandex Fuel, our contactless payment service at gas stations, and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 46% year-on-year in Q4 2023
●	GMV of Mobility services grew 50% compared to Q4 2022

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace reached 90% in Q4 2023 compared to 81% in Q4 2022
●	Marketplace’s assortment was 57.1 million SKUs as of the end of Q4 2023, up from 41.7 million SKUs as of the end of Q4 2022
●	The number of active buyers[6] on the Yandex Market marketplace increased by 33% year-on-year and reached 18.5 million as of the end of Q4 2023
●	The number of active sellers[7] on Yandex Market marketplace increased by 79% year-on-year and reached 78.1 thousand as of the end of Q4 2023

(6) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.
(7) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
GMV:
Mobility	218,427	326,977	50%	762,848	1,104,874	45%
E-Commerce	112,098	163,918	46%	307,711	503,385	64%
Other O2O services	66,660	104,103	56%	192,130	330,566	72%
Revenues:
Mobility	34,392	49,992	45%	121,906	165,847	36%
E-Commerce	37,310	55,598	49%	101,228	178,820	77%
Revenues from sale of goods (1P)[8]	23,465	29,433	25%	69,107	102,185	48%
Commission and other e-commerce revenues[9]	13,845	26,165	89%	32,121	76,635	139%
Other O2O services	16,426	27,823	69%	44,335	85,581	93%
Eliminations	(2,254)	(3,326)	48%	(6,223)	(9,495)	53%
Total revenues	85,874	130,087	51%	261,246	420,753	61%
Adjusted EBITDA loss E-commerce, Mobility and Delivery:	(10,542)	(2,209)	n/m	(19,644)	(23,611)	20%

(8) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and exclude delivery fee revenues related to these businesses.
(9) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats and Delivery, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.

The growth in GMV of Mobility reached 50% year-on-year in Q4 2023, driven by an increase in the number of rides on the back of growth in the number of users, a growing share of non-economy tariffs due to the shift of new vehicles supply on the market towards upper-class models and the positive forex effect from our operations in CIS and EMEA markets. The growth in GMV of E-commerce was 46% year-on-year in Q4 2023 supported by organic growth in the user base, assortment expansion and cross-service synergies with Fintech products (in particular Split and Yandex Pay) and Yandex Plus. GMV of other O2O services grew by 56% year-on-year in Q4 2023, with Yandex Delivery and Yandex Food Delivery services being the largest contributors.

E-commerce, Mobility and Delivery segment revenues increased by 51% year-on-year in Q4 2023. The increase was mainly driven by E-commerce services (with Yandex Lavka being the largest contributor to the growth, closely followed by Yandex Market) and Mobility. Mobility revenues increased by 45%, which is lower than GMV growth due to increased investments into driver supply in Russia. E-commerce revenues increased by 49%, slightly surpassing the increase in GMV, reflecting an improvement of 3P take rates and a growing share of advertising revenue. Other O2O services revenues produced 69% year-on-year growth where Yandex Delivery was the key contributor to the growth, followed by our Food Delivery business.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to our expansion of intercompany synergies with a higher volume of E-commerce and Food Delivery orders fulfilled by our Yandex Delivery business compared to a year ago.

Adjusted EBITDA loss of E-commerce, Mobility and Delivery was RUB 2,209 million in Q4 2023 compared to loss of RUB 10,542 million in Q4 2022. The reduction of loss by RUB 8,333 million was primarily driven by the growing contribution of Mobility businesses as a result of growing GMV on the back of increased demand, as well as improvements made to operational efficiency in E-commerce and Food Delivery services.

Plus and Entertainment Services

The Plus and Entertainment Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Bookmate, Yandex Afisha, and our production center Plus Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 30.4 million as of the end of Q4 2023, up 58% from the end of Q4 2022

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Revenues	11,984	20,638	72%	31,782	66,899	110%
Adjusted EBITDA/(loss)	(585)	330	n/m	(7,849)	2,944	n/m
Adjusted EBITDA margin	-4.9%	1.6%	6.5 pp	-24.7%	4.4%	29.1 pp

Plus and Entertainment Services revenues grew 72% in Q4 2023 compared with Q4 2022. The increase was primarily driven by the growth of subscription revenue (which increased by 67% year-on-year) on the back of an expanding base of paid subscribers, changes in tariff mix and options, as well as solid trends in other revenue streams (including advertising, licensing, ticketing and other revenue categories). Adjusted EBITDA remained positive for the third quarter in a row reaching RUB 0.3 billion, compared with a loss of RUB 0.6 billion in Q4 2022, driven by an operating leverage effect on the back of the subscription revenue growth, which has more than offset our investments in promotional activities on new products, regional launches and growing personnel expenses.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty, Yandex Rent and Yandex Travel.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Revenues	3,938	7,038	79%	12,287	24,174	97%
Adjusted EBITDA	208	351	69%	1,111	423	-62%
Adjusted EBITDA margin	5.3%	5.0%	-0.3 pp	9.0%	1.7%	-7.3 pp

Classifieds revenues increased by 79% in Q4 2023 compared with Q4 2022. This revenue growth was primarily driven by the solid performance of Auto.ru on the back of the dealer base expansion, growth of new projects and improvement in monetization; as well as by Yandex Travel on the back of the market share gains. Revenue increase was also supported by strong growth in primary realty classifieds. Adjusted EBITDA amounted to RUB 0.4 billion in Q4 2023 compared to RUB 0.2 billion in Q4 2022, as a result of margin improvement of Auto.ru, partially offset by the continuing investments in the long-term growth of our businesses, such as Yandex Travel and Yandex Realty international.

Other Business Units and Initiatives

The Other Business Units and Initiatives category includes our self-driving vehicles business (Yandex SDG), Yandex Cloud and Yandex 360, Yandex Education (Practicum and other education initiatives), Devices and Alice, FinTech (including Yandex Pay and Yandex ID) and a number of other experiments as well as unallocated corporate expenses.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Revenues	18,907	34,852	84%	48,784	82,734	70%
Adjusted EBITDA loss	(8,407)	(15,752)	87%	(29,844)	(56,794)	90%
Adjusted EBITDA loss margin	-44.5%	-45.2%	-0.7 pp	-61.2%	-68.6%	-7.4 pp

Other Business Units and Initiatives revenues increased 84% year-on-year in Q4 2023, driven mainly by Devices and Alice, Yandex Cloud and FinTech. The Devices and Alice revenue increased 69% year-on-year to RUB 19.8 billion in Q4 2023 due to growth in devices sales supported by the expansion in the range of models available and our efficient targeted marketing activities. Yandex Cloud revenue grew 60% year-on-year, supported by product portfolio expansion as well as improvements in our market share and the increasing demand for our services.

The adjusted EBITDA loss amounted to RUB 15.8 billion compared to RUB 8.4 billion in Q4 2022. The loss increase in absolute terms was mainly attributed to the unallocated corporate expenses from reportable segments recognized within the Other Business Units and Initiatives category (while these costs remain broadly unchanged as a percentage of total group’s revenue), investments into growth of FinTech and Yandex SDG (where adjusted EBITDA loss came to RUB 2.9 billion in Q4 2023) businesses, and development of other verticals, which was partially offset by a solid performance in Devices and Alice.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices sales and others.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Revenues:
Segment revenues	190,562	293,726	54%	580,121	932,074	61%
Eliminations	(25,784)	(44,140)	71%	(58,422)	(131,949)	126%
Total revenues	164,778	249,586	51%	521,699	800,125	53%
Adjusted EBITDA:
Segment adjusted EBITDA	17,540	32,923	88%	64,275	95,912	49%
Eliminations	(367)	(20)	-95%	(135)	1,058	n/m
Total adjusted EBITDA	17,173	32,903	92%	64,140	96,970	51%

Eliminations related to our revenues increased 71% in Q4 2023 compared with Q4 2022. The increase was attributed to the increased intercompany revenue between our businesses (related to cross service advertising and marketing activities, the usage of data centers, other IT infrastructure, and other centralized services by all business units), as a result of greater integration of services and overall growth across the Group.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues (COS), product development expenses (PD), sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A) and goodwill impairment. Personnel-related costs, including share-based compensation expenses, are included in the COS, PD and SG&A categories and represent a significant part of our operating expenses. Increases across all cost categories reflect investments in overall growth. In Q4 2023, our headcount increased by 658 full-time employees. The total number of full-time employees was 26,361 as of December 31, 2023, up by 3% compared with September 30, 2023, and up by 26% from December 31, 2022, which was primarily driven by the accelerated pace of hiring in Search and Portal, Yandex Cloud and Plus and Entertainment Services, as well as by the growth of Yandex Market and Mobility among others.

Operating Expenses

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Cost of revenues	77,833	115,169	48%	233,219	360,033	54%
Cost of revenues as a % of revenues	47.2%	46.1%	-1.1 pp	44.7%	45.0%	0.3 pp
including TAC	11,987	18,344	53%	34,692	56,759	64%
TAC as a % of revenues	7.3%	7.3%	0 pp	6.6%	7.1%	0.5 pp
Product development	19,233	30,539	59%	72,278	102,991	42%
As a % of revenues	11.7%	12.2%	0.5 pp	13.9%	12.9%	-1 pp
Sales, general and administrative	53,359	89,876	68%	172,092	267,552	55%
As a % of revenues	32.4%	36.0%	3.6 pp	33.0%	33.4%	0.4 pp
Depreciation and amortization	8,226	11,089	35%	30,874	39,952	29%
As a % of revenues	5.0%	4.4%	-0.6 pp	5.9%	5.0%	-0.9 pp
Goodwill impairment	-	-	n/m	-	1,136	n/m
As a % of revenues	-	-	n/m	-	0.1%	0.1 pp
Total operating expenses	158,651	246,673	55%	508,463	771,664	52%
As a % of revenues	96.3%	98.8%	2.5 pp	97.5%	96.4%	-1.1 pp

Total operating expenses increased by 55% in Q4 2023 compared with Q4 2022. The increase was mainly due to the сost of revenues related to E-commerce, the Mobility and Delivery businesses, Devices and Alice, as well as Search and Portal. The growth of headcount and related personnel expenses across most of our business units due to the overall expansion of operations; and the impairment of intangible assets of RUB 6.3 billion in Q4 2023 also contributed to the increase in total operating expenses.

TAC grew 53% in Q4 2023 compared with Q4 2022 and represented 7.3% of total revenues. The year-on-year growth of TAC as a share of revenue was primarily driven by the growing contribution of ad revenues related to the Yandex Advertising Network.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
SBC expense included in cost of revenues	144	393	173%	593	906	53%
SBC expense included in product development	2,594	7,146	175%	13,831	16,985	23%
SBC expense included in SG&A	2,077	7,046	239%	9,614	13,885	44%
Total SBC expense	4,815	14,585	203%	24,038	31,776	32%
As a % of revenues	2.9%	5.8%	2.9 pp	4.6%	4.0%	-0.6 pp

Total SBC (share based compensation) expenses increased by 203% in Q4 2023 compared with Q4 2022. The increase was primarily related to the replacement of unvested RSU equity awards with salary increases for certain employees, which led to the recognition of additional compensation cost in Q4 2023, as well as changes in the fair value of Synthetic Options and Business Unit Equity Awards and the material appreciation of the U.S. dollar against the Russian ruble. In light of the ongoing halt of trading in our Class A shares on Nasdaq, the remaining participants will continue to receive cash compensation on the vesting dates of the relevant RSU equity awards, in an amount equal to the target value of each tranche of such awards. In Q4 2023, RUB 2.2 billion of the total RUB 14.6 billion in SBC expenses related to RSU equity awards settled in cash were recorded as part of personnel expenses, which reduced consolidated adjusted EBITDA.

Income from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Income from operations	6,127	2,913	-52%	13,236	28,461	115%

Income from operations amounted to RUB 2.9 billion in Q4 2023 compared to RUB 6.1 billion in Q4 2022. Despite solid performance across our key verticals, including Search and Portal, E-commerce, Mobility and Delivery, as well as Plus and Entertainment, the income loss from operations is mainly associated with the impairment of intangible assets of RUB 6.3 billion and our investments in expansion of our businesses and their future growth.

Other income/(loss), net for Q4 2023 amounted to RUB 572 million, down from RUB 9,873 million in Q4 2022. Other income/(loss), net includes foreign exchange gains of RUB 474 million in Q4 2023 and RUB 9,382 million in Q4 2022. Foreign exchange gain dynamics reflect changes of USD denominated monetary assets in our Russian subsidiaries and RUB denominated monetary assets in our foreign subsidiaries on the back of appreciation of the Russian ruble in absolute terms against the US dollar in the fourth quarter of 2023 compared to the depreciation in the fourth quarter of 2022.

Income tax expense for Q4 2023 was RUB 6,807 million, down from RUB 9,666 million in Q4 2022. Our effective tax rate of 1,403.5% in Q4 2023 was higher than 57.8% in Q4 2022. The Group’s tax provision for income taxes for interim periods is determined based on the tax rate effective during that period. The major factors influencing changes in the effective tax rates in Q4 2023 and Q4 2022 were: differences in foreign tax rates of our subsidiaries (including reduced tax rates and effects of change in tax rates in certain subsidiaries), non-deductible SBC expenses, deferred tax asset valuation allowances, tax on dividends, tax provision recognized, and statutory expenses not deductible for income tax purposes.

Net loss was RUB 6.3 billion in Q4 2023, compared with net income of RUB 7.1 billion in Q4 2022. The net loss is mainly associated with the impairment of intangible assets in the amount of RUB 6.3 billion in Q4 2023 and significantly lower foreign exchange gains compared to Q4 2022.

Cash provided by operating activities was RUB 11.9 billion and cash paid for property and equipment, intangible assets and assets to be leased was RUB 38.6 billion for Q4 2023.

The total number of shares issued and outstanding as of December 31, 2023 was 361,482,282, including 325,783,607 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury.

There were also outstanding employee share options to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.3 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 7.0 million shares, of which RSUs to acquire 6.2 million shares were fully vested; and performance share units (PSUs) for 0.2 million shares. In addition, we have outstanding awards in respect of our various Business Units, including options and synthetic options for 5.9 million shares, 3.0 million of which were fully vested and are settled in equity of our Business units or cash.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into mobility, e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the current geopolitical and macroeconomic developments on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment and regulatory and business responses to that crisis, including international economic sanctions and export controls, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.1 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2023 and February 8, 2024, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of February 15, 2024, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA/(loss), Adjusted EBITDA margin and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC).
●	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense, (5) expenses (reversal of expenses) related to the contingent consideration, (6) one-off restructuring and other expenses, and (7) impairment of goodwill and other intangible assets less (1) interest income, (2) other income/(loss), net, (3) income/(loss) from equity method investments, (4) gain on restructuring of convertible debt and (5) effect of the News and Zen deconsolidation.
●	Adjusted EBITDA margin means adjusted EBITDA/(loss) divided by U.S. GAAP revenues.
●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) certain SBC expense, (2) expenses (reversal of expenses) related to the contingent consideration, (3) one-off restructuring and other expenses, (4) impairment of goodwill and other intangible assets, and (5) amortization of debt discount and issuance costs, less (1) foreign exchange gains, (2) gain on restructuring of convertible debt and (3) effect of the News and Zen deconsolidation. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

Certain SBC expense

SBC is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled the RSU equity awards of our employees in cash during 2022 and 2023, starting from Q3 2022, we no longer eliminate the relevant SBC expense corresponding to the cash payment from adjusted EBITDA and adjusted net income.

Foreign exchange gains/(losses)

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA/(loss), adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance. We have repurchased substantially all of the outstanding notes to date.

Expenses related to contingent consideration

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as an expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA/(loss) and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Goodwill and other intangible assets impairment

We adjust our net income/(loss) and EBITDA/(loss) to exclude a loss from goodwill and intangible assets impairment, as well as any related income tax effects. Excluding these expenses, allow us to provide a clearer picture of our business performance, without being distracted by one-off expenses that are not directly related to our operating activities.

Gain on restructuring of convertible debt

Adjusted net income, adjusted EBITDA/(loss) and related margin measures for 12 months ended December 31, 2022 exclude gain on restructuring of our convertible debt and income tax effect attributable to this gain.

In June 2022, we completed the purchase of 93.2% in aggregate principal amount of our $1.25 billion 0.75% Convertible Notes due 2025. As a result of the restructuring, a gain in the amount of RUB 9,305 million and a related income tax expense in the amount of RUB 751 million were recognized. We have repurchased substantially all of the outstanding notes to date.

One-off restructuring and other expenses

We believe that it is useful to present adjusted net income, adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income and adjusted EBITDA/(loss) exclude expenses related to the proposed corporate restructuring and other similar one-off expenses.

Effect of the News and Zen deconsolidation

We have adjusted net income/(loss), EBITDA/(loss) and related margin measures for the one-off gain as a result of the News and Zen deconsolidation completed in Q3 2022, in the amount of RUB 38,051 million. We have eliminated this gain from adjusted net income and adjusted EBITDA/(loss) as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	December 31,	December 31,
	2022*	2023	2023
	RUB	RUB	$
ASSETS
Cash and cash equivalents	83,131	96,519	1,076.2
Funds receivable	8,290	13,178	146.9
Accounts receivable	58,014	85,444	952.7
Sales financing receivable	5,738	21,916	244.4
Prepaid expenses	16,968	19,818	221.0
Inventory	28,220	21,276	237.2
VAT reclaimable	22,602	29,560	329.6
Other current assets	16,971	23,184	258.4
Total current assets	239,934	310,895	3,466.4
Property and equipment	127,706	193,918	2,162.1
Goodwill	143,778	142,840	1,592.6
Intangible assets	31,766	28,361	316.2
Content assets	16,844	26,625	296.9
Operating lease right-of-use assets	28,646	35,522	396.1
Equity method investments	2,118	731	8.2
Investments in non-marketable equity securities	6,746	8,278	92.3
Deferred tax assets	3,904	9,723	108.4
Other non-current assets	15,277	29,735	331.5
Total non-current assets	376,785	475,733	5,304.3
TOTAL ASSETS	616,719	786,628	8,770.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	122,816	193,448	2,156.8
Debt, current portion	21,306	92,046	1,026.3
Income and non-income taxes payable	28,137	39,362	438.9
Deferred revenue	15,585	22,805	254.3
Total current liabilities	187,844	347,661	3,876.3
Debt, non-current portion	29,885	49,438	551.2
Deferred tax liabilities	5,473	11,463	127.8
Operating lease liabilities	17,609	25,556	284.9
Finance lease liabilities	21,185	27,600	307.7
Other accrued liabilities	16,545	28,618	319.2
Total non-current liabilities	90,697	142,675	1,590.8
Total liabilities	278,541	490,336	5,467.1
Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	-	-	-
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 326,342,270, Class B: 35,698,674 and Class C: 10,000 and nil, respectively); shares outstanding (Class A: 325,783,607, Class B: 35,698,674, and Class C: nil)	282	282	3.1
Treasury shares at cost (Class A: 558,663)	(1,393)	(1,393)	(15.5)
Additional paid-in capital	119,464	87,235	972.6
Accumulated other comprehensive income	24,258	16,575	184.9
Retained earnings	173,697	193,577	2,158.3
Total equity attributable to Yandex N.V.	316,308	296,276	3,303.4
Noncontrolling interests	21,870	16	0.2
Total shareholders’ equity	338,178	296,292	3,303.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	616,719	786,628	8,770.7

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	2023	2022	2023	2023
	RUB	RUB	$	RUB	RUB	$

Revenues	164,778	249,586	2,782.8	521,699	800,125	8,921.2
Operating costs and expenses:
Cost of revenues(1)	77,833	115,169	1,284.1	233,219	360,033	4,014.3
Product development(1)	19,233	30,539	340.5	72,278	102,991	1,148.3
Sales, general and administrative(1)	53,359	89,876	1,002.1	172,092	267,552	2,983.0
Depreciation and amortization	8,226	11,089	123.6	30,874	39,952	445.5
Goodwill impairment	-	-	-	-	1,136	12.7
Total operating costs and expenses	158,651	246,673	2,750.3	508,463	771,664	8,603.8
Income from operations	6,127	2,913	32.5	13,236	28,461	317.4
Interest income	1,197	2,025	22.6	4,723	5,637	62.9
Interest expense	(888)	(3,936)	(43.9)	(3,396)	(10,863)	(121.1)
Gain on restructuring of convertible debt	-	-	-	9,305	-	-
Effect of the News and Zen deconsolidation	-	-	-	38,051	-	-
Income/(loss) from equity method investments	412	55	0.6	(929)	(1,602)	(17.9)
Other income/(loss), net	9,873	(572)	(6.4)	9,359	21,514	239.8
Net income before income taxes	16,721	485	5.4	70,349	43,147	481.1
Income tax expense	9,666	6,807	75.9	22,734	21,372	238.3
Net income/(loss)	7,055	(6,322)	(70.5)	47,615	21,775	242.8
Net income attributable to noncontrolling interests	(2,101)	-	-	(8,150)	(1,905)	(21.3)
Net income/(loss) attributable to Yandex N.V.	4,954	(6,322)	(70.5)	39,465	19,870	221.5
Net income/(loss) per Class A and Class B share:
Basic	13.36	(17.05)	(0.19)	107.24	53.58	0.60
Diluted	13.31	(17.05)	(0.19)	82.53	53.26	0.59
Weighted average number of Class A and Class B shares used in per share computation
Basic	370,834,903	370,845,583	370,845,583	368,020,254	370,839,686	370,839,686
Diluted	372,168,458	370,845,583	370,845,583	377,020,285	373,059,228	373,059,228

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	144	393	4.4	593	906	10.1
Product development	2,594	7,146	79.7	13,831	16,985	189.4
Sales, general and administrative	2,077	7,046	78.5	9,614	13,885	154.8

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2022	2023	2023
	RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)	7,055	(6,322)	(70.5)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	5,964	8,437	94.0
Amortization of intangible assets	2,262	2,652	29.6
Amortization of content assets	2,267	2,791	31.1
Operating lease right-of-use assets reduction and the lease liability accretion	3,304	3,614	40.3
Share-based compensation expense (excluding cash settled awards of RUB 2,163 and	2,726	2,238	25.0
RUB 12,349, respectively)
Deferred income tax expense	3,170	650	7.2
Foreign exchange gains	(9,382)	(474)	(5.3)
Income from equity method investments	(412)	(55)	(0.6)
Impairment of long-lived assets	-	6,340	70.7
Provision for expected credit losses	1,030	1,683	18.8
Other	(893)	1,617	18.0
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(11,609)	(16,977)	(189.3)
Prepaid expenses	663	4,942	55.1
Inventory	(10,784)	1,359	15.2
Accounts payable, accrued and other liabilities and taxes payable	26,828	30,014	334.6
Deferred revenue	3,600	2,525	28.2
Other assets	(9,660)	(4,662)	(51.9)
VAT reclaimable	(7,245)	(4,945)	(55.1)
Funds receivable	(3,904)	(2,381)	(26.5)
Sales financing receivable	(3,687)	(14,341)	(159.9)
Content assets	(3,271)	(7,449)	(83.1)
Content liabilities	379	596	6.6
Net cash provided by/(used in) operating activities	(1,599)	11,852	132.2
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(20,248)	(38,610)	(430.5)
Purchase of assets to be leased	(1,408)	(7)	(0.1)
Investments in term deposits	(160)	-	-
Maturities of term deposits	1,235	-	-
Loans granted	(1,055)	(2,858)	(31.9)
Bank deposits and loans to customers	-	(361)	(4.0)
Proceeds from repayments of loans	-	1,982	22.1
Other investing activities	(114)	-	-
Net cash used in investing activities	(21,750)	(39,854)	(444.4)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	438	65,683	732.3
Repayment of debt	(196)	(34,174)	(381.0)
Bank deposits and liabilities	-	10,747	119.8
Payment for finance leases	(506)	(918)	(10.2)
Other financing activities	(440)	(222)	(2.6)
Net cash provided by/(used in) financing activities	(704)	41,116	458.3
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	7,477	(1,915)	(21.3)
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(16,576)	11,199	124.8
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	101,016	86,671	966.4
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	84,440	97,870	1,091.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2022	2023	2023
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	47,615	21,775	242.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	23,243	29,432	328.2
Amortization of intangible assets	7,631	10,520	117.3
Amortization of content assets	8,944	9,138	101.9
Operating lease right-of-use assets reduction and the lease liability accretion	14,391	14,022	156.3
Amortization of debt discount and issuance costs	585	-	-
Share-based compensation expense (excluding cash settled awards of RUB 17,041 and	6 996	8,710	97.1
RUB 23,066, respectively)
Deferred income tax expense	4,569	598	6.7
Foreign exchange gains	(9,393)	(22,852)	(254.8)
Loss from equity method investments	929	1,602	17.9
Effect of the News and Zen deconsolidation	(38,051)	-	-
Gain on restructuring of convertible debt	(9,305)	-	-
Impairment of long-lived assets	3,644	7,539	84.1
Provision for expected credit losses	2,799	5,171	57.7
Other	(92)	5,086	56.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(15,905)	(28,755)	(320.6)
Prepaid expenses	(4,466)	(1,065)	(12.0)
Inventory	(18,310)	3,812	42.5
Accounts payable, accrued and other liabilities and taxes payable	49,698	48,301	538.4
Deferred revenue	5,254	6,466	72.1
Other assets	(9,092)	(2,886)	(32.2)
VAT reclaimable	(9,228)	(6,404)	(71.4)
Funds receivable	(2,246)	(4,414)	(49.2)
Sales financing receivable	(5,472)	(18,409)	(205.3)
Content assets	(11,989)	(18,719)	(208.7)
Content liabilities	(1,061)	1,614	18.0
Net cash provided by operating activities	41,688	70,282	783.4
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(50,544)	(90,641)	(1,010.6)
Purchase of assets to be leased	(1,408)	(12,813)	(142.9)
Acquisitions of businesses, net of cash acquired	(820)	-	-
Net cash acquired as a result of the News and Zen deconsolidation and the acquisition of Delivery Club	1,795	-	-
Proceeds from sale of marketable equity securities	5,859	-	-
Investments in term deposits	(3,395)	(6)	(0.1)
Maturities of term deposits	27,004	160	1.8
Loans granted	(1,224)	(6,158)	(68.6)
Proceeds from repayments of loans	480	3,623	40.4
Bank deposits and loans to customers	-	(1,982)	(22.1)
Other investing activities	(485)	874	9.7
Net cash used in investing activities	(22,738)	(106,943)	(1,192.4)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of debt	50,666	227,151	2,532.7
Repayment of debt	(49,560)	(137,755)	(1,536.0)
Repayments of overdraft borrowings	(2,940)	-	-
Purchase of non-redeemable noncontrolling interests	-	(57,337)	(639.3)
Payment of contingent consideration and holdback amount	(635)	(299)	(3.3)
Payment for finance leases	(1,660)	(3,245)	(36.2)
Bank deposits and liabilities	-	19,002	211.9
Other financing activities	(1,390)	(5,674)	(63.2)
Net cash provided by/(used in) financing activities	(5,519)	41,843	466.6
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(8,390)	8,248	92.1
Net change in cash and cash equivalents, and restricted cash and cash equivalents	5,041	13,430	149.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	79,399	84,440	941.5
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	84,440	97,870	1,091.2

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Total revenues	164,778	249,586	51%	521,699	800,125	53%
Less: traffic acquisition costs (TAC)	11,987	18,344	53%	34,692	56,759	64%
Ex-TAC revenues	152,791	231,242	51%	487,007	743,366	53%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Net income/(loss)	7,055	(6,322)	n/m	47,615	21,775	-54%
Add: depreciation and amortization	8,226	11,089	35%	30,874	39,952	29%
Add: certain SBC expense	2,820	12,388	339%	17,317	20,541	19%
Add: one-off restructuring and other expenses	-	173	n/m	-	477	n/m
Add: reversal of compensation expense related to contingent consideration	-	-	n/m	(27)	-	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	(9,305)	-	n/m
Less: effect of the News and Zen deconsolidation	-	-	n/m	(38,051)	-	n/m
Less: interest income	(1,197)	(2,025)	69%	(4,723)	(5,637)	19%
Add: interest expense	888	3,936	343%	3,396	10,863	220%
Less: income/(loss) from equity method investments	(412)	(55)	-87%	929	1,602	72%
Less: other income/(loss), net	(9,873)	572	n/m	(9,359)	(21,514)	130%
Add: impairment of goodwill and other intangible assets	-	6,340	n/m	2,740	7,539	175%
Add: income tax expense	9,666	6,807	-30%	22,734	21,372	-6%
Adjusted EBITDA	17,173	32,903	92%	64,140	96,970	51%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2022	2023	Change	2022	2023	Change
Net income/(loss)	7,055	(6,322)	n/m	47,615	21,775	-54%
Add: certain SBC expense	2,820	12,388	339%	17,317	20,541	19%
Add: reversal of compensation expense related to contingent consideration	-	-	n/m	(27)	-	n/m
Less: foreign exchange gains	(9,382)	(474)	-95%	(9,393)	(22,852)	143%
Add: one-off restructuring and other expenses	-	173	n/m	-	477	n/m
Less: effect of the News and Zen deconsolidation	-	-	n/m	(38,051)	-	n/m
Less: gain on restructuring of convertible debt	-	-	n/m	(9,305)	-	n/m
Add: impairment of goodwill and other intangible assets	-	6,340	n/m	2,740	7,539	175%
Add: amortization of debt discount and issuance costs	-	-	n/m	585	-	n/m
Tax effect of adjustments	254	(276)	n/m	(716)	(69)	-90%
Adjusted net income	747	11,829	n/m	10,765	27,411	155%

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru